Exhibit 99.2



ITW Conference Call

Fourth Quarter
2008

ITW
Agenda

1. Introduction………………….. John Brooklier/David Speer

2. Financial Overview…………….. Ron Kropp

3. Reporting Segments………..…. John Brooklier

4. Forecast 2009……….……….… Ron Kropp

5. Q & A……………….......………… John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, operating income, income from continuing operations, diluted income per share from continuing operations, use of free cash, potential acquisitions, end market conditions, discontinued operations, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2008 third quarter and Form 10-K for 2007.

Conference Call Playback

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ITW
Quarterly Highlights

	2007 Q4	2008 Q4	F(U) Last Year Amount	%
Operating Revenues	3,908.4	3,678.4	(230.0)	-5.9%
Operating Income	618.7	414.1	(204.6)	-33.1%
% of Revenues	15.8%	11.3%	-4.5%	
Income from Continuing Operations				
Income Amount	443.5	273.3	(170.2)	-38.4%
Income Per Share-Diluted	0.82	0.54	(0.28)	-34.1%
Net Income				
Income Amount	470.7	233.8	(236.9)	-50.3%
Income Per Share-Diluted	0.87	0.46	(0.41)	-47.1%
Free Operating Cash Flow	694.7	508.9	(185.8)	-26.7%
% to Net Income	147.6%	217.7%	70.1%	47.5%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-9.2%	-24.4%	-2.6%
Changes in VM & OH costs	-	-	-
Total	-9.2%	-24.4%	-2.6%
Acquisitions/Divestitures	7.8%	0.3%	-0.9%
Translation	-4.5%	-4.7%	-0.2%
Impairment	-	-	-
Restructuring	-	-4.3%	-0.8%
Intercompany/Other	-	-	-
Total	-5.9%	-33.1%	-4.5%

ITW
Non Operating & Taxes

	2007 Q4	2008 Q4	F(U) Last Year Amount	%
Operating Income	618.7	414.1	(204.6)	-33.1%
Interest Expense	(26.2)	(40.3)	(14.1)	
Other Income (expense)	4.2	(14.5)	(18.7)	
Income from Continuing Operations-Pretax	596.7	359.3	(237.4)	-39.8%
Income Taxes	153.2	86.0	67.2	
% to Pretax Income	25.7%	23.9%	1.8%	
Income from Continuing Operations	443.5	273.3	(170.2)	-38.4%
Income (Loss) from Discontinued Operations	27.2	(39.5)	(66.7)	
Net Income	470.7	233.8	(236.9)	-50.3%

ITW
Full Year Highlights

	2007	2008	F(U) Last Year	
			Amount	%
Operating Revenues	14,871.1	15,869.4	998.3	6.7%
Operating Income	2,448.9	2,338.2	(110.7)	-4.5%
% of Revenues	16.5%	14.7%	-1.8%	
Income from Continuing Operations				
Income Amount	1,711.9	1,583.3	(128.6)	-7.5%
Income Per Share-Diluted	3.08	3.04	(0.04)	-1.3%
Net Income				
Income Amount	1,869.9	1,519.0	(350.9)	-18.8%
Income Per Share-Diluted	3.36	2.91	(0.45)	-13.4%
Free Operating Cash Flow	2,130.9	1,867.4	(263.5)	-12.4%
% to Net Income	114.0%	122.9%	8.9%	7.8%

ITW
Full Year Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-2.5%	-6.5%	-0.7%
Changes in VM & OH costs	-	-1.0%	-0.2%
Total	-2.5%	-7.5%	-0.9%
Acquisitions/Divestitures	6.5%	1.5%	-0.7%
Translation	2.8%	2.6%	-
Impairment	-	-	-
Restructuring	-	-1.1%	-0.2%
Intercompany/Other	-0.1%	-	-
Total	6.7%	-4.5%	-1.8%

ITW
Invested Capital

	12/31/07	9/30/08	12/31/08
Trade Receivables	2,915.5	2,981.7	2,426.1
Days Sales Outstanding	62.7	64.7	59.4
Inventories	1,625.8	1,835.5	1,673.2
Months on Hand	1.8	2.0	2.1
Prepaids and Other Current Assets	464.1	505.9	367.7
Accounts Payable & Accrued Expenses	(2,190.1)	(2,240.9)	(1,893.0)
Operating Working Capital	2,815.3	3,082.2	2,574.0
% to Revenue(Prior 4 Qtrs.)	19%	19%	16%
Net Plant & Equipment	2,194.0	2,120.8	1,968.6
Investments	507.6	498.3	465.9
Goodwill and Intangibles	5,683.3	6,472.5	6,278.3
Net Assets Held for Sale	137.7	413.2	318.0
Other, net	(514.7)	(763.4)	(1,007.1)
Invested Capital	10,823.2	11,823.6	10,597.7
Return on Average Invested Capital	17.3%	15.6%	11.2%

ITW
Debt & Equity

	12/31/07	9/30/08	12/31/08
Total Capital			
Short Term Debt	410.5	2,197.1	2,433.5
Long Term Debt	1,888.8	1,398.2	1,243.7
Total Debt	2,299.3	3,595.3	3,677.2
Stockholders' Equity	9,351.3	9,095.9	7,663.5
Total Capital	11,650.6	12,691.2	11,340.7
Less:			
Cash	(827.5)	(867.6)	(743.0)
Net Debt & Equity	10,823.1	11,823.6	10,597.7
Debt to Total Capital	20%	28%	32%
Shares outstanding at end of period	530.1	511.2	499.1

ITW
Cash Flow

	2007 Q4	2008 Q4
Net Income	470.7	233.8
Adjust for Non-Cash Items	142.1	107.4
Changes in Operating Assets & Liabilities	180.6	248.9
Net Cash From Operating Activities	793.4	590.1
Additions to Plant & Equipment	(98.7)	(81.2)
Free Operating Cash Flow	694.7	508.9
Stock Repurchases	(798.9)	(399.0)
Acquisitions	(193.2)	(222.7)
Purchase of Investments	(20.6)	(16.5)
Dividends	(152.3)	(158.5)
Debt	591.6	194.6
Proceeds from Investments	40.5	5.4
Other	63.6	(36.9)
Net Cash Increase	225.4	(124.7)

12

ITW
Acquisitions

	2007				2008			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	399	213	218	165	230	308	847	154
Purchase Price								
Cash Paid	263	216	235	163	223	439	745	190
Stock Issued	-	-	-	-	-	-	-	-
Total	263	216	235	163	223	439	745	190
Number of Acquisitions	9	10	18	15	16	10	14	10

Macro Data and End Markets Continued to Deteriorate in Q4

- **Since December 2008 Investor Meeting in New York City, macro and end market trends have continued to deteriorate**
- **U.S. Data**
  - **Industrial production: -6.1% in October 2008 vs. -10.2% in December 2008**
  - **ISM Index: 36.2% in November 2008 vs. 32.4% in December 2008**
  - **Capacity utilization (manufacturing ex.tech): 79.2% in December 2007 vs. 70.5% in December 2008**
  - **NA auto: Q4 combined builds forecasted to be -18% to -20% per December meeting vs. -26 % Q4 Actual**
  - **Q4 Housing starts forecasted to be -30% to -35% per December meeting vs. -41% Q4 actual (680k starts in Q4)**
- **International Data**
  - **Euro-Zone industrial production: -2.2% in October 2008 vs. -6.9% in December 2008**
  - **Euro-Zone Purchasing Manager's Index: 41.1% in October 2008 vs. 33.9% in December 2008**
  - **Euro-Zone capacity utilization: 83.0% for full year 2007 vs. 81.6% for Q4 2008**
  - **European auto: Q4 builds forecasted to be -8% to -10% per December meeting vs. -16% Q4 actual**

14

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	626.3	76.8	12.3%
2008 Q4	568.8	38.4	6.8%
$ F(U)	(57.5)	(38.4)	-5.5%
% F(U)	-9.2%	-50.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-5.7%	-18.2%	-1.6%
Changes in VM & OH costs	-	-16.2%	-2.1%
Total	-5.7%	-34.4%	-3.7%
Acquisitions/Divestitures	2.4%	0.7%	-0.1%
Translation	-5.9%	-5.6%	-0.3%
Impairment	-	-	-
Restructuring	-	-10.6%	-1.4%
Other	-	-0.1%	-
Total	-9.2%	-50.0%	-5.5%

Industrial Packaging
Key Points

- **Total segment base revenues: -5.7% for Q4 '08 vs. +5.2 % in Q3 '08**

- **Q4 North America base revenues: -12.3% for Q4 '08**
  - **Base revenue decline largely due to notable fall-off in demand for consumable plastic and steel strapping products**

- **Q4 International base revenues: -1.2% for Q4 '08 as demand for strapping products was essentially flat in the quarter**

- **Worldwide insulation base revenues grew 24.5% in Q4 '08**
  - **Underlying demand strong from energy-related customers**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	558.4	107.5	19.2%
2008 Q4	504.9	77.7	15.4%
$ F(U)	(53.4)	(29.8)	-3.8%
% F(U)	-9.6%	-27.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-10.8%	-21.9%	-2.4%
Changes in VM & OH costs	-	0.7%	0.2%
Total	-10.8%	-21.2%	-2.2%
Acquisitions/Divestitures	3.2%	-3.4%	-1.3%
Translation	-1.9%	-1.3%	0.1%
Impairment	-	-	-
Restructuring	-	-1.9%	-0.4%
Other	-0.1%	0.1%	-
Total	-9.6%	-27.7%	-3.8%

17

Power Systems and Electronics
Key Points

- **Total segment base revenues: -10.8% in Q4 '08 vs. +3.1% in Q3 '08**

- **In Q4, Welding's worldwide base revenues: -9.0%**
  - **Welding's Q4 North America base revenues declined 15.7% as underlying industrial production and related end markets continue to slow in U.S.**
  - **Welding's Q4 International base revenues: +9.4%**
    - **18.7% base revenue increase in Asia due to high levels of demand for specialty consumable products serving energy/pipeline, ship building and container categories**
    - **3.9% base revenue decline in Europe in Q4**

- **Ground Support Equipment: +17.9% in Q4**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	567.8	94.4	16.6%
2008 Q4	541.0	16.9	3.1%
$ F(U)	(26.8)	(77.5)	-13.5%
% F(U)	-4.7%	-82.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-20.3%	-46.9%	-5.6%
Changes in VM & OH costs	-	-16.9%	-3.5%
Total	-20.3%	-63.8%	-9.1%
Acquisitions/Divestitures	19.8%	-4.8%	-2.0%
Translation	-4.2%	-5.4%	-0.8%
Impairment	-	-	-
Restructuring	-	-8.1%	-1.7%
Other	-	-	0.1%
Total	-4.7%	-82.1%	-13.5%

Transportation
Key Points

- **Total segment base revenues: -20.3% in Q4 '08 vs. -9.6% in Q3 '08**
- **Auto OEM/Tiers:**
  - **North America Q4 base revenues: -26.5%**
    - **Q4 combined build: -26%**
    - **Q4 Detroit 3 builds decline 28%: GM: -23%; Ford: -29%; Chrysler: -37%**
    - **Q4 New Domestics: -22%**
    - **FY 2008 combined build: -16%; D3: -21%; New Domestics: -8%**
  - **International Q4 base revenues: -21.7%**
    - **International builds: -16% in Q4: GM Group: -39%; Renault: -24%; Fiat: -21%; BMW: -18%; PSA: -15%; Ford: -14%**
    - **FY 2008 builds: -3%**
  - **2009 Forecast vs. 2008:**
    - **NA: 10 million vehicles … 21% decline**
    - **INTL: 17 million vehicles … 20% decline**
- **Auto aftermarket Q4 worldwide base revenues: -3.6% as consumer spending dips**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	532.3	73.7	13.9%
2008 Q4	415.5	35.7	8.6%
$ F(U)	(116.8)	(38.0)	-5.3%
% F(U)	-21.9%	-51.6%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-14.6%	-44.8%	-4.9%
Changes in VM & OH costs	-	7.5%	1.2%
Total	-14.6%	-37.3%	-3.7%
Acquisitions/Divestitures	0.4%	-1.4%	-0.3%
Translation	-7.7%	-9.7%	-0.8%
Impairment	-	-	-
Restructuring	-	-3.3%	-0.5%
Other	-	0.1%	-
Total	-21.9%	-51.6%	-5.3%

Construction Products
Key Points

- **Total segment base revenues: -14.6% in Q4 '08 vs. -4.4% in Q3 '08**

- **North America Q4 base revenues: -23.4% vs. -6.2% in Q3 '08**
  - **Q4 Residential: -29% base revenues vs. -41% Q4 housing starts**
  - **Q4 Commercial Construction base revenues: -16% as Dodge Index data shows year-to-date activity (sq. footage) down 19%**
  - **Q4 Renovation: -19% due to weak demand at Big Box stores**

- **International Q4 base revenues: -10.5% vs. -3.2% in Q3 '08**
  - **Q4 Europe: base revenues: -16.9% as overall Europe continues to weaken**
  - **Q4 Asia-Pacific: base revenues: -1.6% due to slowing Asia; Australia/New Zealand flat in Q4**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	565.7	80.2	14.2%
2008 Q4	542.3	87.8	16.2%
$ F(U)	(23.4)	7.7	2.0%
% F(U)	-4.1%	9.6%	
% F(U) Prior Year			
Base Business			
Operating Leverage	1.7%	4.8%	0.4%
Changes in VM & OH costs	-	13.4%	1.9%
Total	1.7%	18.2%	2.3%
Acquisitions/Divestitures	-1.9%	-2.0%	-
Translation	-3.9%	-3.8%	0.1%
Impairment	-	-	-
Restructuring	-	-2.9%	-0.4%
Other	-	0.1%	-
Total	-4.1%	9.6%	2.0%

Food Equipment
Key Points

- **Total segment base revenues: +1.7% in Q4 '08 vs. -1.7% in Q3 '08**

- **International Q4 base revenues: +3.2%**
  - **Europe base revenues increased 3.0% while Asia-Pacific base revenues grew 6.4%**

- **North America Q4 base revenues: -0.7%**
  - **Q4 Institutional/restaurant base revenues: -4.0% as institutional customers delay purchases of equipment**
  - **Q4 Service base revenues: +3.5%**
  - **Q4 Retail base revenues: +6.7%**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	261.1	40.8	15.6%
2008 Q4	327.2	36.3	11.1%
$ F(U)	66.1	(4.5)	-4.5%
% F(U)	25.3%	-11.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-7.9%	-22.5%	-2.5%
Changes in VM & OH costs	-	2.2%	0.4%
Total	-7.9%	-20.3%	-2.1%
Acquisitions/Divestitures	38.2%	15.3%	-2.1%
Translation	-5.3%	-6.4%	-0.3%
Impairment	-	-	-
Restructuring	-	0.3%	0.1%
Other	0.3%	-	-0.1%
Total	25.3%	-11.1%	-4.5%

Polymers and Fluids
Key Points

- **Total segment base revenues: -7.9% in Q4 '08 vs. +3.5% in Q3 '08 as industrial markets notably slow**

- **Product breakdown:**
  - **Worldwide Polymers base revenues: -7.8%**
  - **Worldwide Fluids base revenues: -8.0%**

- **North America:**
  - **Polymers Q4 base revenues: -5.4%**
  - **Fluids Q4 base revenues: -14.7% as manufacturing demand slackens**

- **International:**
  - **Polymers Q4 base revenues: -9.1%**
  - **Fluids Q4 base revenues: -4.6%**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q4	807.9	145.3	18.0%
2008 Q4	789.6	121.4	15.4%
$ F(U)	(18.3)	(24.0)	-2.6%
% F(U)	-2.3%	-16.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-7.5%	-19.5%	-2.3%
Changes in VM & OH costs	-	5.7%	1.1%
Total	-7.5%	-13.8%	-1.2%
Acquisitions/Divestitures	8.5%	4.2%	-0.6%
Translation	-3.3%	-3.7%	-0.2%
Impairment	-	-	-
Restructuring	-	-3.1%	-0.6%
Other	-	-0.1%	-
Total	-2.3%	-16.5%	-2.6%

All Other
Key Points

- **Total segment base revenues: -7.5% in Q4 '08 vs. -0.7% in Q3 '08**

  - **Q4 worldwide test and measurement base revenues: +3.0% due to Asian operations**

  - **Q4 worldwide consumer packaging base revenues: -7.6% as demand for graphics, foils and marking weakened; Hi-Cone & Zip-Pak units grew base revenues in the quarter**

  - **Q4 worldwide finishing base revenues: -8.3%**

  - **Q4 worldwide industrial/appliance base revenues: -14.5%**

ITW
2009 Forecast

	Low	High	Mid Point
1st Quarter			
Total Revenues	-17%	-11%	-14%
Diluted Income per Share - Continuing	$0.26	$0.42	$0.34
% F(U) 2008	-63%	-40%	-51%
Full Year			
Total Revenues	-12%	-6%	-9%
Diluted Income per Share - Continuing	$1.84	$2.48	$2.16
% F(U) 2008	-39%	-18%	-29%

ITW 2009 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $400 to $600 million range.**

- **No share repurchases planned for the year.**

- **Restructuring costs of $60 to $100 million**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $90 to $100 million, which is lower than 2008 by $47 to $57 million.**

- **Tax rate range of 27.75% to 28.25% for the first quarter and for the year.**



ITW Conference Call

Q & A

Fourth Quarter

2008